06006387

U.S. DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220

OMB APPROVAL
OMB = 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-37708

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

CANTOR FITZGERALD SECURITIES

Official Use Only
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

110 East 59th St.
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson (212) 829-5202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center (Address) New York (City) NY (State) 10281 - 1414 (Zip Code)

PROCESSED
JUN 1 9 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

KH 6/14/06

SEC 1410 (11-84)

AFFIRMATION

I, Richard R. Lipson, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Cantor Fitzgerald Securities and subsidiaries for the year ended December 31, 2005 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as disclosed in Note 5 of the consolidated financial statements.

Signature

Chief Financial Officer
Title

Notary Public

MARY DRAGONETTI
Notary Public, State of New York
No. 014754912
Qualified in Nassau County
Commission Expires Jan. 31, 20 10

CANTOR FITZGERALD SECURITIES
AND SUBSIDIARIES
(S.E.C. I.D. No. 8-37708)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

This report is deemed PUBLIC in accordance
with Section 405.2 of the regulations pursuant to
Section 15C of the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cantor Fitzgerald Securities:

We have audited the accompanying consolidated statement of financial condition of Cantor Fitzgerald Securities and subsidiaries (the "Partnership") as of December 31, 2005, that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Cantor Fitzgerald Securities and subsidiaries at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 30, 2006

CANTOR FITZGERALD SECURITIES AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2005
(in thousands)

Assets		
Cash and cash equivalents		$ 60,902
Cash and securities segregated under federal and other regulations		594,040
Securities owned:		
Pledged as collateral	$ 4,664,829	
Unencumbered	220,272	4,885,101
Securities purchased under agreements to resell		33,596,463
Securities borrowed		10,594,077
Receivables from brokers, dealers and clearing organizations		862,203
Receivables from customers		675,094
Fixed assets (net of accumulated depreciation of $11,637)		27,289
Receivables from affiliates		88,477
Other assets		24,500
Total assets		$ 51,408,146
Liabilities and Partners' Capital		
Bank loans payable		$ 19,000
Securities sold, not yet purchased		1,712,342
Securities sold under agreements to repurchase		40,802,283
Securities loaned		6,093,057
Payables to brokers, dealers and clearing organizations		1,297,900
Payables to customers		932,024
Payables to affiliates		65,932
Accounts payable and accrued liabilities		94,253
Other liabilities		15,274
Total liabilities		51,032,065
Minority interest		2,519
Partners' capital		373,562
Total liabilities and partners' capital		$ 51,408,146

See notes to the consolidated statement of financial condition.

(in thousands)

1. General and Summary of Significant Accounting Policies

Basis of Presentation: Cantor Fitzgerald Securities ("CFS") and its subsidiaries (collectively, the "Partnership") principally engage in business as brokers and dealers in U.S. and foreign government, equity, corporate, mortgage backed and municipal securities and as a futures commission merchant in commodities. The Partnership is owned by Cantor Fitzgerald, L.P. ("CFLP" - 99.75%) and CF Group Management, Inc. ("CFGM" - .25%) (collectively, the "General Partners").

This consolidated statement of financial condition includes the accounts of the Partnership and the subsidiaries the Partnership controls. All material intercompany account balances and transactions have been eliminated. The principal subsidiaries of CFS include Cantor Fitzgerald & Co. ("CFCo") and Cantor Fitzgerald Europe.

Reorganization of eSpeed and BGC: On September 14, 2005, the Partnership distributed the shares of common stock it owned in eSpeed, Inc. ("eSpeed"), whose shares are listed on NASDAQ, to its General Partners. The total shares consisted of 537,333 shares of Class A Common Stock, and 19,497,800 shares of Class B Common Stock, which were distributed to CFLP and CFGM in a pro rata distribution, based on their ownership percentages in the Partnership. For the year ended December 31, 2005, $87,049 in net assets were transferred from the Partnership to CFLP and CFGM as part of the reorganization, including $19,884 in cash.

In August 2004, the Partnership began the process of restructuring the ownership of its inter-dealer voice brokerage businesses, renaming it BGC Partners, L.P. ("BGC"). The purpose of the restructuring was to emphasize the distinction between BGC brokerage operations and Cantor Fitzgerald dealer operations and to facilitate the growth of BGC's business.

As part of the restructuring, the inter-dealer brokerage businesses of the Partnership were transferred to a new entity, which is owned by subsidiaries of BGC. In addition to the transfer of inter-dealer brokerage divisions of CFS, a number of subsidiaries of the Partnership were transferred to BGC. These include the following: Cantor Fitzgerald Asia L.L.C., Cantor Fitzgerald Shoken Kaisha Limited, Cantor Fitzgerald L.L.C., Cantor Fitzgerald Asia Money Markets Limited, Cantor Fitzgerald Associates, L.P., CF Administrative Services, L.L.C., and Cantor Fitzgerald Partners.

In addition, during 2005, as part of the restructuring, the following businesses were transferred to BGC: BGC International Holdings, L.P., CF Leasing Limited, U.K., BGC International, CFS Co. Nova Scotia, CFIHLP, LLC, and MIS Limited. For the year ended December 31, 2005, $149,989 of net assets were transferred from the Partnership to BGC as part of the restructuring, including $7,079 in cash.

Following the completion of the reorganization, CFLP will continue to indirectly control BGC through its ownership of the managing general partner of BGC. CFLP will retain a majority of the limited partnership interests in BGC.

The Partnership accounted for the transfers of eSpeed's and BGC's net assets as transfers between entities under common control, and accordingly recorded all assets and liabilities transferred at their carrying amounts on the dates of transfers.

Use of Estimates: The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities in the consolidated statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this consolidated statement of financial condition.

Cash and Cash Equivalents: The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations: Cash and securities segregated under federal and other regulations, are segregated for the benefit of customers, including protection under the Commodity Exchange Act and the Securities Exchange Act of 1934 for CFCo. At December 31, 2005, included in these funds are securities purchased under agreements to resell of $52,900.

Securities Transactions: Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Securities transactions of the Partnership and the related principal transaction revenues are recorded on a trade date basis.

Investment Banking and Advisory Services: Underwriting revenues and fees for merger and acquisition advisory services are accrued when services for the transactions are substantially complete. Transaction-related expenses are deferred to match revenue recognition.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes.

Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell: Securities sold under agreements to repurchase ("Repurchase Agreements") and securities purchased under agreements to resell ("Reverse Repurchase Agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership offsets certain Repurchase Agreements and Reverse Repurchase Agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2005, the Partnership had entered into Repurchase Agreements with affiliates of approximately $151,592.

Securities Lending Activities: Securities borrowed and securities loaned balances are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Partnership to deposit cash with the lender. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Fixed Assets and Leasehold Improvements: Fixed assets are depreciated over their estimated economic useful lives, generally three to five years, using the straight-line basis. Internal and external direct costs of application development and obtaining software for internal use are capitalized and amortized over their estimated economic useful lives of three years on a straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Evaluation of Long-Lived Assets and Amortizable Intangibles: The Partnership periodically evaluates potential impairment of long-lived assets and amortizable intangibles, when a change in circumstances occurs, by applying the concepts of Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets" ("SFAS 144") and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Income Taxes: For U.S. tax purposes, CFS is taxed as a partnership. Under applicable federal and state laws, the taxable income or loss of a partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in the City of New York for which it records an income tax provision. In addition, the Partnership's foreign subsidiary is taxed as a corporation. As such, the provision for taxes includes foreign taxes.

New Accounting Pronouncements: In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities ("VIE") – an interpretation of Accounting Research Bulletin ("ARB") No. 51." FIN 46 provides guidance on the consolidation of entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires that an entity consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected loss, receive a majority of the VIE's expected residual return, or both. On December 24, 2003 the FASB issued a revision to FIN 46 ("FIN 46R"). Private companies are required to adopt FIN 46 and FIN 46R for periods beginning after December 15, 2004. The Partnership adopted FIN 46 and FIN 46R as required in 2005. The adoption did not have a material impact on its consolidated statement of financial condition.

In December 2004, the FASB issued Statement No. 123R, which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123R") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of financial condition based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. In April 2005, the Securities Exchange Commission ("SEC") postponed the effective date of SFAS 123R until the first fiscal year beginning after June 15, 2005. As a result, the new effective adoption date for the Partnership is for the year ending December 31, 2006. Under SFAS 123R, the Partnership must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include modified prospective and modified retroactive adoption options. Under the modified retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first year of adoption of SFAS 123R, while the modified retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Partnership is evaluating the requirements of SFAS 123R but does not expect the adoption of SFAS 123R to have a material effect on its consolidated statement of financial condition.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143", ("FIN 47"), to clarify the timing of the recording of certain asset retirement obligations required by SFAS No. 143, "Accounting for Asset Retirement Obligations". FIN 47 is effective December 31, 2005. The adoption of FIN 47 did not have a material impact on the Partnership's financial condition.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", ("SFAS 154"), which replaces Accounting Principles Board Opinions No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28". SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Partnership will apply SFAS 154 in future periods when it becomes applicable.

In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights." The EITF consensus requires a general partner in a limited partnership to consolidate the limited partnership unless the presumption of control is overcome. The general partner may overcome this presumption of control and not consolidate the entity if the limited partners have: (a) the substantive ability to dissolve or liquidate the limited partnership or otherwise remove the general partner without having to show cause; or (b) substantive participating rights in managing the partnership. This guidance became effective upon ratification by the FASB on June 29, 2005 for all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified. For all other limited partnerships, the guidance is effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. The Partnership does not expect the EITF consensus on EITF issue No. 04-5 to have a material impact on its consolidated statement of financial condition.

2. UK Operational Reconciliation Differences

In connection with the issuance of the Partnership's 2005 consolidated statement of financial condition, management determined the existence of a material weakness ("weakness") in the Partnership's internal control over financial reporting as of December 31, 2005. During the year ended December 31, 2005, the Partnership's subsidiary in the United Kingdom, Cantor Fitzgerald Europe, was not properly preparing certain key reconciliations or resolving reconciling items on a timely basis. As a result, in November 2005, the Partnership identified certain receivables, reconciliation differences and operational suspense balances that upon further analysis were required to be written off.

3. Securities Owned and Securities Sold, Not Yet Purchased

The Partnership's securities owned and securities sold, not yet purchased consisted of the following:

	Owned	Sold, not yet Purchased
Equities	$ 2,384,329	$ 16,742
U.S. government securities	1,636,720	1,614,943
Corporate bonds	433,296	79,466
Mortgage backed securities	417,279	1,191
	4,871,624	1,712,342
Investment securities	13,477	-
	$ 4,885,101	$ 1,712,342

Securities owned and securities sold, but not yet purchased are reported on a trade date basis. At December 31, 2005, securities owned of $4,664,829 were pledged as collateral under agreements whereby each counterparty had the right to sell or repledge the collateral or pledged as collateral to secure bank loans.

Investment securities represent shares in the London Stock Exchange, Plc., CBOT Holdings, Inc., and the Chicago Mercantile Exchange, Inc. carried at fair value.

4. Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers, dealers, and clearing organizations primarily represent amounts due on undelivered securities, principally U.S. Government securities.

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2005, customer payables include accounts of officers totaling $3,971.

5. Bank Loans Payable

Bank loans payable represents amounts borrowed from various banks in order to finance operations, including the securities settlement process. Such loans may be unsecured or collateralized by firm-owned securities or non-customer owned securities. At December 31, 2005, the Partnership had bank loans outstanding in the amount of $19,000, secured by firm-owned fixed income securities with a market value of $19,381. The interest rate on the secured bank loans as of December 31, 2005 was 4.5%.

6. Securities Received as Collateral

At December 31, 2005, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Certain collateral consisted primarily of securities received in connection with both Reverse Repurchase Agreements and securities borrowed. The fair value of such collateral at December 31, 2005 was $69,477,816. In the normal course of business, this collateral is used by the Partnership to cover short sales, to obtain financing, and to satisfy segregation and clearing organization requirements. At December 31, 2005, $69,452,661 of such collateral had been delivered against securities sold short or repledged by the Partnership.

7. Commitments, Contingent Liabilities and Guarantees

Leases: The Partnership and its subsidiaries are obligated for minimum rental payments under various non-cancelable leases, principally for office space, expiring at various dates through 2021 as follows:

Year Ending December	Amount
2006	$ 1,151
2007	796
2008	674
2009	672
2010	675
Thereafter to 2021	2,187
Total	$ 6,155

Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs. The Partnership is currently negotiating a new lease for its Los Angeles office. The amount of lease commitment is not currently known.

During 2005, CFLP and the Partnership established new global headquarters at 110 E. 59th Street in midtown Manhattan. The Partnership is obligated to CFLP for its pro rata portion (based on square footage used) of rental payments during the 15-year term of the lease for the new headquarters.

Letter of Credit Agreements: At December 31, 2005, the Partnership, through its subsidiaries, is contingently liable for $15,870 under irrevocable uncollateralized letter of credit agreements used in lieu of margin and clearing deposits with clearing organizations.

Guarantees: The Partnership is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the consolidated statement of financial condition for these arrangements.

September 11 Events: On September 11, 2001, the Partnership's principal place of business at One World Trade Center was destroyed and, in connection therewith, the Partnership lost an aggregate of 658 employees (the "September 11 Events"). As a result of the September 11 Events, CFLP intends to distribute 25% of its profits until 2006, that would otherwise be distributable to its partners, for the benefit of the families of the Partnership's employees who were lost on September 11, 2001. From such distributions, CFLP intends to provide an additional 5 years of healthcare benefits to qualified families.

Legal Matters: In the ordinary course of business, various legal actions are brought and are pending against the Partnership. In some of these actions, substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the consolidated statement of financial condition.

Legal reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Risk and Uncertainties: The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

8. Related Party Transactions

In prior periods, the Partnership has incurred a discretionary management fee from CFLP. For the year ended December 31, 2005, there is no management fee as CFLP has agreed to suspend its assessment. At December 31, 2005, net amounts receivable from CFLP, its affiliates and other related parties were $22,545.

Under the Amended and Restated Joint Services Agreement ("Joint Services Agreement") among eSpeed and the Partnership, eSpeed owns and operates the electronic trading system and is responsible for providing electronic brokerage services, and the Partnership provides voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to market intermediary operations. eSpeed and the Partnership share revenues derived from transactions effected in the marketplaces in which they collaborate and other specified markets. In general, the Partnership earns 35% of the transaction revenues for fully electronic transactions and 93% of the transaction revenues for voice-assisted brokerage transactions.

The Partnership provides certain subsidiaries of CFLP with administrative services and other support for which they charge the subsidiaries based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets, and operations and accounting services.

BGC provides a U.K. subsidiary of the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for occupancy of office space, utilization of fixed assets, and operations and accounting services. In addition, under the Joint Services Agreement between the Partnership and eSpeed, eSpeed provides network, data center, server administration support and other technology services to the Partnership. eSpeed charges the Partnership for these services commensurate with the cost of providing these services.

The Partnership has entered into various agreements with certain of its employees whereby these employees receive a forgivable loan. These employee forgivable loans are being amortized on a straight-line basis over the terms specified in each agreement. As of December 31, 2005, the unamortized balance of these loans was $6,672, which is included in other assets on the consolidated statement of financial condition.

9. Employee Benefit Plans

Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan") whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

10. Regulatory Requirements

As a registered U.S. Government securities broker-dealer under Section 15C of the Securities Exchange Act of 1934 (the "Act"), CFS is subject to the financial responsibility requirements of Section 402.2 of the Act which requires the maintenance of liquid capital to total haircuts, as defined, to be in excess of 1.2 to 1. At December 31, 2005, the liquid capital, minimum liquid capital required, excess liquid capital and ratio of liquid capital to haircuts for the Partnership were $172,469, $13,399, $159,070 and 15.45 to 1, respectively.

At December 31, 2005, approximately $8,215,718 of assets, $8,293,898 of liabilities were attributable to consolidated subsidiaries. The aggregate stockholder's equity of these subsidiaries was $30,350 as of December 31, 2005.

For the year ended December 31, 2005, CFS performed the computations for the assets in the Proprietary Accounts of its Introducing Brokers ("PAIB") in accordance with the customer reserve computations set forth under SEC Rule 15c3-3. At December 31, 2005, no deposit was required to be made with respect to the PAIB reserve computation.

The Partnership's subsidiary in which it is a general partner, Cantor Fitzgerald & Co. is a registered broker-dealer with the Securities and Exchange Commission, and is subject to various regulatory requirements and restrictions and, accordingly, must maintain minimum capital, as defined. A foreign subsidiary of CFS, Cantor Fitzgerald Europe, is regulated by the Financial Services Authority in the United Kingdom.

The capital and minimum capital required of each subsidiary at December 31, 2005 are set forth below:

At December 31, 2005		Capital		Required Capital		Excess Capital
Cantor Fitzgerald & Co.	$	112,237	$	3,394	$	108,843
Cantor Fitzgerald Europe		27,836		25,275		2,561

The regulatory capital requirements referred to above may restrict the Partnership's ability to withdraw capital from its subsidiaries.

11. Financial Instruments and Off-Balance Sheet Risks

Trading Activities: The Partnership's trading activities include providing securities brokerage services to institutional clients. To facilitate customer transactions, the Partnership will take proprietary positions in financial instruments, such as equities, corporate obligations, options and warrants. For the year ended December 31, 2005, principal transactions revenue was primarily attributable to proprietary positions in equity financial instruments in conjunction with the Partnership's institutional equity business and corporate and mortgage backed debt instruments in conjunction with its debt capital markets business.

Market Risk: Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to sell securities not yet purchased, which are recorded as liabilities on the consolidated statement of financial condition. The Partnership is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the consolidated statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars and caps. However, the Partnership may, from time to time, enter into financial futures contracts to provide an economic hedge for the Partnership's Reverse Repurchase Agreements and Repurchase Agreements and proprietary inventory positions against interest rate fluctuations and foreign exchange forward and future contracts to provide an economic hedge for the Partnership's proprietary inventory against foreign currency fluctuations and option contracts to hedge against adverse market fluctuations of equity investments. Unrealized gains and losses relating to these derivative financial instruments are reflected in principal transaction revenues. At December 31, 2005, the fair value (carrying amount) of the related assets, which are exclusively equity options, are $133.

Counterparty Credit Risk: Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker and dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities: The Partnership's customer activities include the execution, settlement, custody and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership transacts customer securities activities on a delivery versus payment, cash, or margin basis. In margin transactions, the Partnership extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership might be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Fair Value: Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The fair values of the Partnership's securities owned and securities sold, not yet purchased are generally based on listed market prices or broker quotes. Repurchase Agreements, Reverse Repurchase Agreements and securities borrowed and securities loaned are carried at the contract value, which approximates fair value. The majority of the Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

12. Subsequent Event

On March 14, 2006, the Partnership entered into a definitive settlement agreement with Dow Jones & Company ("Dow Jones") to conclude all litigation relating to Dow Jones's obligations under a guarantee it issued in 1995 to the Partnership. In connection with the settlement, on March 27, 2006, Dow Jones remitted $86,860 to the Partnership. Subsequently, the Partnership distributed these funds to CFLP on March 29, 2006.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 30, 2006

Cantor Fitzgerald Securities
135 East 57th Street
New York, NY 10022

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of Cantor Fitzgerald Securities (the "Partnership") for the year ended December 31, 2005 (on which we issued our report dated March 30, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Partnership (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Section 404.5; and (3) in determining compliance with the exemptive provisions of Section 403.4.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted certain matters at December 31, 2005, described in the following paragraph, involving the Partnership's internal control and its operation, including control activities for safeguarding securities, which we consider to be a material weakness as defined above.

During the year ended December 31, 2005, the Partnership's subsidiary in the United Kingdom, Cantor Fitzgerald Europe, was not properly preparing certain key reconciliations or resolving reconciling items on a timely basis. As a result in November 2005, the Partnership identified certain receivables, reconciliation differences and operational suspense balances that upon further analysis were required to be written off, resulting in a net charge of approximately $24 million. The Partnership's management is taking the appropriate corrective action to improve the controls and processes to ensure accounts are properly reconciled and reconciling items are resolved on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for their purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the matter noted in the previous paragraph represents a material inadequacy, as defined above, at December 31, 2005.

This report is intended solely for the information and use of management, the Department of Treasury, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission, and other regulatory agencies which rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP